EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Belk, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-167285) on Form S-8 of Belk, Inc. of our reports dated April 10, 2012, with respect to the consolidated balance sheets of Belk, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 28, 2012, and the effectiveness of internal control over financial reporting as of January 28, 2012, which reports appear in the January 28, 2012 Annual Report on Form 10-K of Belk, Inc.

/s/ KPMG LLP

Charlotte, North Carolina

April 10, 2012